EXHIBIT 99.1

ENGINE GAMING ANNOUNCES OVERNIGHT MARKETED OFFERING

NEW YORK, NY / ACCESSWIRE / March 29, 2023 / Engine Gaming and Media, Inc. (GAME) ("Engine" or the "Company") (NASDAQ:GAME)(TSXV:GAME) announces that it is commencing an overnight marketed offering (the "Offering") of subscription receipts (the "Subscription Receipts") of the Company at an issue price of US$1.25 per Subscription Receipt. The size of the Offering will be determined in the context of the market.

To show continued support, officers, directors and existing shareholders of Engine and GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) ("GameSquare") are expected to meaningfully participate in the Offering, including: Blue & Silver Ventures, Goff Capital, Stu Porter, Justin Kenna, Lou Schwartz, Tom Rogers, John Wilk, Paolo DiPasquale, Sean Horvath, and Jason Lake.

The Offering will be conducted on a "best efforts" basis by Roth Canada, Inc. (the "Agent"). The Agent will be granted an option to sell up to an additional 15% of the Subscription Receipts offered pursuant to the Offering on the same terms and conditions for a period of 30 days following the closing of the Offering.

As previously announced, Engine and GameSquare have entered into an arrangement agreement pursuant to which Engine will acquire all of the issued and outstanding common shares of GameSquare (the "Transaction") at an exchange ratio of 0.08262 of a common share of Engine for each common share of GameSquare (subject to adjustment on Consolidation as discussed below). The plan of arrangement has received approval from the Ontario Superior Court of Justice (Commercial List) and the Transaction was previously approved by shareholders of GameSquare and Engine.

On closing of the Transaction with GameSquare, the Subscription Receipts will automatically be exchanged on a one-to-one basis for common shares of the Company (subject to adjustment on Consolidation as discussed below) without any further action on the part of the holder and without payment of additional consideration. The Transaction is expected to close in the next two weeks subject to customary transaction closing conditions. The gross proceeds of the Offering will be held in escrow until the Transaction with GameSquare is closed.

In connection with the closing of the Transaction, it is expected that the Company will change its name to "GameSquare Inc." and the common shares of the Company will be consolidated (the "Consolidation") on a ratio to meet the minimum trading price requirement of Nasdaq Capital Market ("Nasdaq").

Closing of the Offering is expected to be during the week of April 3, 2023, and will be subject to a number of customary conditions including, but not limited to, receipt of all necessary regulatory approvals and stock exchange approvals, including approval of the TSX Venture Exchange and notification to Nasdaq, and the entering into of an agency agreement with the Agent.

In connection with the Offering, the Company will file a prospectus supplement to its short form base shelf prospectus dated March 24, 2021 (the "base shelf prospectus"). The prospectus supplement will be filed with the securities regulatory authorities in each of the provinces of Canada (except Québec), and with the United States Securities and Exchange Commission (the "SEC") and, once filed, will form a part of the registration statement filed with the SEC on Form F-10, as amended (File No. 333-254719) under the U.S.-Canada multijurisdictional disclosure system. The Offering will be made in Canada only by means of the base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus, and prospectus supplement. Such documents do and will contain important information about the Offering. Copies of the base shelf prospectus, and the prospectus supplement when available, can be found on SEDAR at www.sedar.com and a copy of the registration statement, including the base shelf prospectus, and the prospectus supplement when available, can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from Roth Canada, Inc., Attn: Equity Capital Markets, 1921-130 King Street West, Toronto, ON M5X 2A2, Email: ECM@rothcanada.ca.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement, and all documents incorporated by reference therein, before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Subscription Receipts in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Related Party Transaction

Certain insiders of the Company (the "Participating Insiders") are expected to participate in the Offering. The participation of the Participating Insiders constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transaction ("MI 61-101"). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the Participating Insiders' participation in the Offering will not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world's largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company's subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba ZONED), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. GameSquare is headquartered in Toronto, Canada.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

GameSquare Contact:

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein include, but are not limited to, information related to the closing of the Transaction, the Consolidation and name change, the proposed securities offered, pricing, size, completion, including receipt of all necessary regulatory approvals and stock exchange approvals, and use of proceeds of the Offering, including the grant, structure, and exercise of the over-allotment option.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 20 to 28 of the Company's annual information form dated November 29, 2022, "Risk Factors" on pages 6 to 14 of the Company's annual report on Form 20-F filed with the SEC on December 30, 2022, and Risk Factors relating to the Transaction as set out on pages 45 to 47 in the Company's management information circular dated January 23, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information and forward-looking statements contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Offering, including the use of proceeds; the Transaction, including the expected closing date; the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.